FEDERATED LIMITED DURATION GOVERNMENT FUND, INC.
MINUTES OF THE REGULAR MEETING
OF
THE BOARD OF DIRECTORS
February 17, 2005

Pursuant to written call, the Regular Meeting of the Board of Directors (the "Board") of Federated Limited Duration
Government Fund, Inc. (the "Corporation") reconvened at
9:35 A.M. on Thursday, February 17, 2005, at The Registry
Resort in Naples, Florida, following the General Session
 Meeting of the Board (held on Thursday, February 17,
2005). The following members, constituting the full Board, were present in person at the meeting:

	John F. Donahue		Lawrence D. Ellis, M.D.
	Thomas G. Bigley		Peter E. Madden
	John T. Conroy, Jr.		Charles F. Mansfield, Jr.
	Nicholas P. Constantakis	John E. Murray, Jr., J.D.
	John F. Cunningham		Marjorie P. Smuts
	J. Christopher Donahue	John S. Walsh
In addition to the Board, the same persons were present as were in attendance at the close of the General Session Meeting held on Thursday, February 17, 2005 at 9:00 A.M.Mr. John F. Donahue presided as Chairman, and the proceedings were recorded by Mr. John W. McGonigle, Secretary.Dr. John E. Murray, Jr. discussed the proposed name change of the Corporation to Federated Intermediate Government Fund, Inc. and the proposed revision to the Corporation's investment strategy to permit investment in derivatives and hedging products and to extend the average duration of the Corporation's investments. He noted that, in addition to pursuing potentially higher total returns of the Corporation by extending duration, it is also anticipated that the proposed changes will increase the flexibility of its investment program. Dr. Murray also noted that it is anticipated that the proposed changes will enhance the marketability of the Corporation by repositioning it to attract new investors. The removal of restrictions relating to Federal Credit Unions will increase investment flexibility and will not prejudice existing shareholders as no current shareholders are Federal Credit Unions.
After full discussion, on motion duly made and seconded, the Board unanimously
RESOLVED, that the Board hereby approves changing the name of the Corporation to Federated Intermediate Government Fund, Inc., to be effective April 30, 2005, and approves amending the Articles of Incorporation, as filed with the records of the Corporation, to reflect such change.
RESOLVED, that the Board hereby approves a change to the Corporation's non-fundamental investment policy to read as follows:The Corporation will pursue its investment objective by investing at least 80% of its assets in securities that are issued or guaranteed by the U.S.
government and its agencies or instrumentalities. The Corporation will also invest in derivatives and hedging products. The Adviser will pursue an investment strategy of limiting the Corporation's dollar-weighted average duration to within 20% of the duration of Lehman Brothers Intermediate Government Index.
Numerous other incidental operational matters were discussed but no further formal action was taken.
There being no further business, the meeting was thereupon duly adjourned.

				Respectfully submitted,


					Secretary